

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2023

Herman Billung
Chief Executive Officer
Himalaya Shipping Ltd.
S.E. Pearman Building, 2nd floor
9 Par-la-Ville Road
Hamilton HM 11, Bermuda

      Re: Himalaya Shipping Ltd.
           Amendment No. 1 of Registration Statement on Form F-1
           Filed March 20, 2023
           File No. 333-270337

Dear Herman Billung:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2023 letter.

Amendment No. 1 of Registration Statement on Form F-1

Key Performance Indicators
Earnings Premium, page 64

1.   We note your disclosure that you estimate a Himalaya-built vessel could earn up to 70% more than a comparable conventional Capesize vessel. Please revise your disclosure to provide your basis for such estimate, including all material assumptions.

Herman Billung
Himalaya Shipping Ltd.
March 23, 2023
Page 2

        You may contact Lily Dang, Staff Accountant at 202-551-3867 or Mark Wojciechowski, Staff Accountant at 202-551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Laura Nicholson, Special Counsel at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: James McDonald